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                       TRANSATLANTIC PETROLEUM (USA) CORP.

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                         1900 West Loop South, Suite 900
                              Houston TX 77027 USA
                  Telephone 713 626-9373 Facsimile 713 626-9374

August 24, 2000

Global Marine Inc.
777 N. Eldridge Parkway
Houston, TX  77079-4493

Attention:    Matt Rawls
              Senior Vice President, Chief Financial Officer and Treasurer


RE:      Settlement of Outstanding Indebtedness on Promissory Note from
Tarpon-Benin S.A. to Global Marine Integrated Services - International Inc. dated March 31, 1998 in the original principal amount of $3,071,059.85 (the "Tarpon Note")

Gentlemen:

For settlement purposes only, TransAtlantic Petroleum Corp. hereby sets out a proposal to satisfy the outstanding indebtedness on the Tarpon Note.

BACKGROUND

Tarpon-Benin S. A. ("Tarpon") engaged Global Marine Integrated Services -International Inc., a wholly owned subsidiary of Global Marine Inc., to provide certain drilling services. Global Marine Inc., Global Marine Integrated Services - International Inc. and all of the other subsidiaries of Global Marine Inc. are hereinafter referred to as "Global".

When Tarpon was unable to pay for all of the services rendered, the parties agreed to a payout of Tarpon's obligations to Global pursuant to the Tarpon Note. The indirect majority owner of Tarpon, Profco Resources Ltd., now TransAtlantic Petroleum Corp. ("TransAtlantic"), guaranteed the Tarpon Note (the "Guarantee").

Although some payments have been made against the Tarpon Note, Tarpon failed to pay the Tarpon Note in accordance with the terms of the Tarpon Note; accordingly, the Tarpon Note is now in default.

As of December 31, 1999, the amount due on the Tarpon Note equaled $2,908,813. This amount together with accrued interest (at the rate set forth in the Tarpon Note) to the Expiration Date (defined below) is hereafter referred to as the "Note Amount".

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Proposal to Global Marine
8/24/00



PROPOSAL

To satisfy the Tarpon Note, TransAtlantic proposes the following:

1. In full satisfaction of the Tarpon Note, Global will accept the sum of $1.5 million dollars payable in cash (the "Settlement Amount"), on the terms and conditions set forth below.

2. TransAtlantic shall have ninety (90) days from the date of acceptance of this proposal by Global to pay the Settlement Amount to Global.

3. In the event TransAtlantic has not paid the Settlement Amount to Global within ninety (90) days from the date of acceptance of this proposal by Global (the "Expiration Date"), the parties agree that the Tarpon Note shall be automatically converted into long term debt payable in accordance with the following terms:

                  A. A "Convertible Debenture" of TransAtlantic shall evidence the debt. The amount of Convertible Debenture shall equal the Note Amount;

                  B. Upon acceptance of this proposal by Global, TransAtlantic will seek the approval of the Toronto Stock Exchange ("TSE") of the terms of the Convertible Debenture. The issuance of the Convertible Debenture is subject to approval by the TSE. In its application to the TSE, TransAtlantic will seek to have the hold period (anticipated to be 4 to 6 months) for the shares issuable upon conversion commence on the Expiration Date such that if TransAtlantic defaults after the hold period and Global exercises its right of conversion, the common shares issued would be freely tradable in Canada upon issuance.

                  C. Interest shall accrue at 12% per annum on the Convertible Debenture commencing as of the Expiration Date.

                  D. A monthly installment of $75,000 per month shall be paid until the Convertible Debenture is fully paid, to be applied first to accrued interest and then to principal. The monthly installment shall be payable on the last day of each month with the first payment due the last day of the month in which the Expiration Date occurs.

                  E. The Convertible Debenture shall provide that in the event TransAtlantic defaults under the terms of the Convertible Debenture, that is, it fails to timely pay any installment, or is otherwise in material default (i.e., any payment default), Global shall have the option, in its sole discretion, to elect to convert the outstanding indebtedness as of the date of default into shares of common stock of TransAtlantic. The

FOR SETTLEMENT PURPOSES ONLY                                        PAGE 2 OF 5
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Proposal to Global Marine
8/24/00




                           price per share for the conversion shall be at a discount of 15% to the average closing price for TransAtlantic common shares for the ten (10) days prior to the date of default. This remedy shall be in addition to all other rights at law, or in equity, which Global may have regarding the Convertible Debenture; provided if Global elects to convert to shares, that will fully satisfy the Debenture debt.

                  F. The Convertible Debenture shall contain an early payment option. TransAtlantic will have the right, anytime within 12 months of the Expiration Date to pay off the Convertible Debenture by payment of $2 million less any principal reductions (under Paragraph 3.D above) made prior to that date pursuant to the payment terms of the Convertible Debenture.

                  G. From and after the Expiration Date, if TransAtlantic raises money in a debt or equity financing, within ten (10) days of receipt of the funds, TransAtlantic must pay 50% of the net proceeds it receives to Global Marine as a payment on the Convertible Debenture. A failure to do so shall constitute a default under the terms of the Convertible Debenture. Global shall have the same rights upon default as are set out in Paragraph 3.E. above, provided, however, the price per share for the conversion shall be at a discount of 25%, not 15%, to the average closing price for TransAtlantic common shares for the ten
                           (10) days prior to the date of default.

                  H. Upon delivery to Global of the Settlement Amount, or in lieu thereof, the Convertible Debenture, on or before the Expiration Date, Global shall mark the Tarpon Note "Cancelled" and deliver it to TransAtlantic. Until delivery of the Settlement Amount or the Convertible Debenture, the Tarpon Note and the Guarantee will remain in full force and effect.

4. Global agrees that so long as TransAtlantic fully complies with the terms of this proposal, Global will not seek to enforce the Tarpon Note against TransAtlantic nor will it initiate or cause to be initiated any legal or equitable proceeding against TransAtlantic with regard to the Tarpon Note or the Guarantee. If TransAtlantic (i) fails to pay Global the Settlement Amount, or (ii) in lieu thereof, fails to deliver to Global the Convertible Debenture by the Expiration Date, or (iii) if the TSE does not approve the terms of the Convertible Debenture as described herein, or (iv) defaults in paying the Convertible Debenture and Global Marine does not convert the Convertible Debenture to common shares of TransAtlantic pursuant to the terms of the Convertible Debenture, then Global shall have the complete and unfettered right to pursue any and all legal and equitable remedies it has or may have against TransAtlantic.

FOR SETTLEMENT PURPOSES ONLY                                        PAGE 3 OF 5
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Proposal to Global Marine
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5.       Global Representations:

         A.       Global is the sole owner of the Tarpon Note;

         B. Global has not assigned, pledged or otherwise granted any interest or power regarding the Note; and

         C. As of the Expiration Date, Global will be the sole owner of the Tarpon Note, free and clear of any liens, claims or encumbrances.

6.       TransAtlantic Representations:

         A. TransAtlantic is a corporation incorporated under the Business Corporations Act (Alberta), has not been discontinued or dissolved under that Act and is good standing with respect to annual returns under that Act;

         B. This agreement has been, and all instruments issued and delivered hereunder will have been, duly authorized by all necessary action of the Borrower and each constitutes or will constitute a legal, valid and binding obligation of TransAtlantic enforceable in accordance with its terms, subject, however, to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights and remedies of creditors, and to general principles of equity; and

         C. The execution and delivery of this agreement and all instruments issued incident hereto, and the performance of the terms hereof will not be, or result in, a violation or breach of, or default under, any law, agreement or instrument to which TransAtlantic is a party or to which it is bound.

7. Upon receipt of the Settlement Amount, or upon receipt of final payment pursuant to the terms of the Convertible Debenture, whichever earlier occurs, Global shall release TransAtlantic, its successors and assigns, and its officers, directors, employees, attorneys and agents from all claims, actions or causes of actions relating to the Tarpon Note and the Guaranty.

8.       Miscellaneous:

         A. This agreement is the entire agreement between the parties with respect to the subject matter addressed herein.

         B. The parties will each bear their own expenses and attorney fees relating to this matter; provided, however, nothing herein shall limit Global's right to collect attorney fees and costs if TransAtlantic fails to comply with this proposal as specified in paragraph 4 above.

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Proposal to Global Marine
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         C.       The parties covenant they will execute such other and further instruments and documents as are necessary or appropriate to effectuate this agreement.

         D. This agreement shall be construed under and in accordance with the laws of the State of Texas.

                                                   Sincerely,

                                                   "SCOTT C. LARSEN"

                                                   Scott C. Larsen
                                                   Acting CFO
                                                   TransAtlantic Petroleum Corp.

Agreed and Accepted this 24th day of August, 2000.


Global Marine, Inc.                                Global Marine Integrated
                                                   Services - International Inc.


         "W. MATT RAWLS"                                   "W. MATT RAWLS"
         ------------------------                          ---------------------
By:      W. Matt Rawls                             By:      W. Matt Rawls
Its:     Senior Vice President,                    Its:     Vice President and
         Chief Financial Officer and                        Treasurer
         Treasurer






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